September 6, 2005


      Mail Stop 4561

Mr. Cery Perle
Chief Executive Officer
Newport International Group, Inc.
73061 El Paseo Road, Suite 202
Palm Desert, CA  92260

      Re:	Newport International Group, Inc.
		Form 10-KSB for the year ended December 31, 2004
		Forms 10-Q for the quarters ended March 31 and June 30,
2005
      Filed 4/1/05
      File No. 000-30587

Dear Mr. Perle:

      We have reviewed your response letter dated July 28, 2005 and have the following additional comments. As previously stated, these comments require amendment to the referenced filings previously filed with the Commission.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-KSB for the year ended December 31, 2004

Consolidated Balance Sheet, page F-3

1. We note your response to comment 1 and would not object to the exclusion of the call option on your balance sheet due to materiality. However, it appears that the escrowed shares of Langley
Park should be recorded as a restricted asset rather than as a contra-equity account. Please amend your financial statements accordingly.

Consolidated Statements of Operations, page F-4

2. We note that your investment in the Langley Park shares was reclassified from available-for-sale to trading securities in the quarter ended June 30, 2005 and subsequently sold in July 2005.
In
light of these circumstances, it appears that you may not have had the intent or ability to hold the securities for a sufficient length of time to allow for a recovery in market value as was represented to us in your letter dated June 29, 2005. Please revise your financial statements for the year ended December 31, 2004 to recognize the impairment related to your Langley Park investment into earnings or advise us why a revision is unnecessary. Reference is made to paragraph 15 of SFAS 115.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


      You may contact Kristi Beshears at (202) 551-3429 or me at
(202) 551-3486 if you have questions.



						Sincerely,



Daniel L. Gordon
Branch Chief


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Newport International Group, Inc.
September 6, 2005
Page 1